Exhibit 99.2

Oasmia Pharmaceutical AB develops, manufactures, markets and sells a new generation of drugs within human and veterinary oncology. Product development aims to produce novel formulations based on well-established cytostatics which, in comparison with current alternatives, display improved properties, a reduced side-effect profile and expanded therapeutic areas. Product development is based on in-house research within nanotechnology and company patents. The company share is listed on NASDAQ Stockholm, the NASDAQ Capital Market in the US and the Frankfurt Stock Exchange.

BUSINESS ACTIVITIES

During the period EMA (European Medicines Agency) came back with yet another question regarding the company’s registration application for Apealea. The supplementary analysis of existing data in a previously performed PK (pharmacokinetic) study, as requested by EMA in September, was approved. After referral among all member countries, EMA came back with a new question, which the company was given 60 days to answer. Oasmia will address the additional answer to the authorities within the given time frame. Opinion from EMA is expected no later than July 2018. The preparations for submission to the US Food and Drug Administration (FDA) continue and the comments from EMA are being worked into the application. Apealea reported in 2016 that all the objectives in the phase III study concerning ovarian cancer had been achieved, with positive results. This study forms the basis of submissions to the authorities. Further sub-group analyses of the phase III study were reported in June at the world’s largest oncology conference, ASCO, in Chicago.

During the period launch preparations were intensified in Europe. On the basis of the advantages that have been seen for Apealea in studies and feedback from EMA, an extensive survey of reimbursement systems and local price strategies has been carried out. For this purpose and assignment of distribution partners, the company has engaged a very prominent advisor.

Production has been at full capacity in Uppsala Sweden during the quarter and as the first shipments were affected by some technical delivery problems Oasmia assembled a major shipment during the quarter which will be sent shortly. This also by reason of that the company according to new Russian regulations has gone through a full GMP audit by the Ministry of Industry and Trade of the Russian Federation in May 2018. In connection with next delivery, Oasmia will have a meeting with its partner in Russia, Hetero Group, and also carry out the first joint sharing of profits. A minor settlement was completed during the period. Further deliveries will be made on a continuous basis in the time ahead and the situation regarding orders remains unchanged: Hetero wants to buy as much as we can deliver. Oasmia plan to cease production of Apealea in Uppsala, Sweden, during the coming autumn and instead start commercial production abroad for all markets.

Hetero has initiated a long-term and methodical strategy to sell Paclical. As part of this strategy, Hetero plans, in consultation with Oasmia, to perform a clinical phase III study in patients with first and second line breast cancer treatment. This study is expected to start in 2018. The aim is to greatly broaden both the indications and the penetration of the product.

Price negotiations for Paclical are continuing with the authorities in Kazakhstan.

Hetero will also be able to begin sales of Doxophos when they have obtained an official price from the authorities. Doxophos will initially be produced in Uppsala, Sweden, with start this autumn in parallel when moving the Apealea production abroad.

The assets in the veterinary medicine area have been transferred to the Oasmia’s wholly-owned subsidiary in the US called AdvaVet Inc. The aim is for AdvaVet to be financed and operate separately and Oasmia has thus hired financial advisors with a view to listing AdvaVet on the NASDAQ in New York. A CEO, CFO and certain other important positions were also appointed during the period, as well as a very experienced US-dominated Board. Of the Board of five people, four live in the US and three are independent of Oasmia. It is the US that is the principal market for the type of treatments that Paccal Vet and Doxophos Vet are designed for and the time until approval is also considerably shorter there compared with Europe, for example. This is due to the fact that so-called conditional approval can be obtained if the products are unique and for indications where few or no other approved products exist. Both Paccal Vet and Doxophos Vet have MUMS status, which allows this shorter approval process.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 2 (20)

PRODUCT DEVELOPMENT

HUMAN HEALTH

Apealea / Paclical

Apealea is a patented formulation of paclitaxel in combination with Oasmia’s patented XR17 technology. Apealea has orphan drug status (see below) in the EU and the US for the indication of ovarian cancer. The product is called Paclical in Russia but Apealea in Europe. Paclical is approved for the treatment of ovarian cancer in Russia and Kazakhstan.

Oasmia has performed a phase III study with Apealea for the treatment of ovarian cancer, an indication with about 250,000 new annual cases globally. The final phase III study report, which was completed during the third calendar quarter of 2015, was included as part of the marketing authorization application for the EU that was submitted to EMA in February 2016. In April 2016, the company presented primary positive overall survival data (OS data) from the study. This data will form the basis of the application to the FDA in the US for market approval but has also strengthened the European application.

In June, Oasmia presented the phase III study on ovarian cancer at ASCO, the American Association of Clinical Oncology, which is the world’s largest congress in clinical oncology. The presentation also included further, previously unreported sub-group analyses.

Doxophos

Doxophos is a patented formulation of the cytostatic doxorubicin in combination with XR17. Doxorubicin is one of the most effective and widely used substances for the treatment of cancer. The company has received market approval for Doxophos in Russia as a hybrid pharmaceutical (improved generic pharmaceutical). Approval was received for many forms of cancer, amongst other things cancer of the blood, the skeleton, the breast, the prostate and the lungs.

Docecal

Docecal is a patented formulation of the cytostatic docetaxel in combination with XR17. A clinical pharmacokinetic crossover study and a randomized clinical study, both in comparison with Taxotere for the indication of metastatic breast cancer, are ongoing. Both studies were started in 2016 and the last of a total of 228 patients at 17 clinics in 5 countries has now completed treatment. The results of the randomized study will form the basis of the application for market registration in Russia as a first market and the two studies will form the basis of discussion with other authorities such as EMA for Europe and the FDA for the US.

XR17

XR17 is Oasmia’s patented excipient, which can make insoluble molecules water soluble by forming nanoparticles, which are immediately dissolved in the bloodstream without using solvents. This results, amongst other things, in shorter infusion times and no need for premedication of patients, which are positive properties compared with previously existing drugs based on the same active ingredients.

In 2016, Oasmia completed a study to investigate the safety and tolerance of XR17 in healthy volunteers. The study confirms that the side effects of the excipient are mild and that safety is good.

OAS-19

OAS-19 is the first cancer drug to apply two active cytostatics in one infusion. It is the unique properties of XR17 that make this combination possible. This concept provides Oasmia with yet another dimension for drug development with multiple active substances in one micelle, where substances with different water solubility can also be combined. Previous pre-clinical studies have shown promising results.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 3 (20)

KB9520

KB9520 is a substance acquired from Karo Pharma in November 2016. In pre-clinical studies, the substance has shown that it contributes to reduced side effects of treatment with cytostatics when intake of KB9520 and cytostatic treatment are combined. KB9520 has also demonstrated good efficacy for several types of cancer in pre-clinical models. In these disease models, treatment has shown a significant reduction in tumour size by stimulating apoptosis (programmed cell death) and inhibiting cell growth. The company is actively looking for a partner together with whom Oasmia can drive the project forward.

Orphan drug designation is granted for minor indications and entails market exclusivity for seven (EU) and ten (US) years for the indication, when market approval has been obtained.

ANIMAL HEALTH

Oasmia’s veterinary products are based on the same XR17 technology and the same well-known active ingredients used in humans. However, the approval processes, dosages and marketing of the veterinary products differ so significantly from what is the case for the human products that Oasmia has decided to put these products in a separate company. With the recently completed spin-off of AdvaVet, Inc., our wholly-owned subsidiary, we now have a separate organization that can focus entirely on veterinary usage. The market for veterinary medicine was estimated to be USD 16.6 billion1 for the US alone.

Doxophos Vet

Doxophos Vet is a patented formulation of doxorubicin in combination with XR17. Oasmia is developing Doxophos Vet for the treatment of lymphoma, which is one of the most common cancers in dogs. Doxophos Vet has been granted MUMS designation (see below) in the US for the indication lymphoma.

In February 2015, a phase II study was initiated whose primary endpoint is response rate in the treated dogs. All dogs enrolled in the study have been treated and the dogs enrolled in a follow-up study have been monitored until progression. This study will form the basis of the application for approval to the FDA. The results of the study are in the process of being compiled.

Paccal Vet

Paccal Vet is a patented formulation of paclitaxel in combination with XR17 and is intended for use in dogs. Oasmia has been granted MUMS designation (see below) by the U.S. Food and Drug Administration (FDA) for Paccal Vet in the treatment of mast cell tumours, mammary carcinoma and squamous cell carcinoma. In February 2014, Paccal Vet was granted conditional approval by the FDA for treatment of mammary carcinoma and squamous cell carcinoma in dogs. Oasmia expects that a change in therapy through changed dosage to reduce side effects and thereby increase quality of life for pets will make the product more attractive to veterinarians and pet owners. To achieve this objective, the company has withdrawn its conditional approval to allow the start of a new study that can confirm a new treatment regimen. Preparations for these studies are well underway.

1 According to the American Pet Products Association, “2017–2018 National Pet Owners Survey”

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 4 (20)

AdvaVet Inc.

Over the past year Oasmia has been working to reorganize the veterinary assets to the American subsidiary AdvaVet Inc. All veterinary assets for the products Paccal Vet and Doxophos Vet were transferred in May 2018.

Recruitment to AdvaVet is well underway and during the period the positions of CEO, CFO and certain other roles were filled. Of the Board of five people, four live in the US and three are independent of Oasmia.

By concentrating work on the American market and at the same time bringing in external resources, we expect to have a better future base for the company’s veterinary products Paccal Vet and Doxophos Vet. In the time ahead the work on external financing will continue in parallel with development of the product candidates and planning and commercialization.

MUMS designation (minor use/minor species) is granted by the FDA either for a small area of use within a common species such as dogs, or for treatment of a less common species. The most interesting aspect of MUMS is the eligibility to apply for conditional market approval with seven years market exclusivity. Conditional market approval enables the manufacturer to make the product available before all necessary efficacy data have been obtained. However, safety data must prove that the product is safe.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 5 (20)

THE COMPANY

All patients have completed treatment in Docecal’s® two ongoing studies

All 228 patients in a phase I PK crossover study and a randomized registration study, comparing Docecal and Taxotere for the indication of metastatic breast cancer, completed treatment during the quarter.

Warrants

Oasmia’s Board of Directors decided at the end of January to issue 34,838,709 warrants. These will be issued to the two lenders guaranteeing the loan of MSEK 108 that matures in May 2018. The warrants run from February 21, 2018, which was the date of registration at the Swedish Companies Registration Office, until August 15, 2019. Each warrant entitles the holder to subscribe for one share during the period at an exercise price of SEK 3.10.

Private placement of convertibles carried out

The convertible debt instruments were issued in order to replace the company’s convertible debt instruments 2017:2 of MSEK 26 in total. These matured on April 18, 2018. The new convertibles carry 8% interest until April 2019 and can be converted at a price of SEK 4.90.

Note regarding EMA

Oasmia has been given 60 days to submit an answer to a question from EMA.

EVENTS AFTER CLOSING DAY

Spin-off of veterinary business to AdvaVet completed

All veterinary assets have now been spun off to the US-based AdvaVet Inc. The company has recruited management and the Board and is working with several American advisors to ensure financing, development and commercialization.

Results from Oasmia Pharmaceutical’s phase III study presented at ASCO’s annual meeting in June

At the meeting Oasmia presented results which are a follow-up of the randomized phase III study with 789 patients with a relapse of platinum-sensitive ovarian cancer. The follow-up results include survival data and relapse frequency in groups of patients included in the study. The meeting was held in Chicago between June 1 and June 5, 2018.

Adjustment of terms of loan

The company, Arwidsro Investment and MGC Capital have agreed on an extension until September 30 for payment of the loan communicated on January 2, 2108. This is so that the company will be given time to complete ongoing activities. In all other respects the same terms apply to the loan.

Nexttobe extended its loan to Oasmia

Nexxtobe AB extended the loan which was due May 30, 2018 until July 31, 2018. The intention is that this loan will be replaced by a new loan from Arwidsro Investment and MGC Capital according to what the company communicated on January 2, 2018.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 6 (20)

FINANCIAL INFORMATION2

Consolidated income statement in brief

	2017/18	2016/17	2017/18	2016/17
TSEK	Feb-Apr	Feb-Apr	May-Apr	May-Apr
Net sales	843	44	3,169	172
Change in inventories of products in progress and finished goods	(1,427)	(2,313)	(1,450)	(1,405)
Capitalized development costs	2,472	1,421	9,157	7,023
Other operating income	300	134	1,753	420
Operating expenses	(30,205)	(36,698)	(116,352)	(146,691)
Operating income (loss)	(28,017)	(37,411)	(103,724)	(140,481)
Net income (loss) for the period	(32,086)	(42,082)	(118,013)	(160,243)
Earnings (loss) per share, before and after dilution in SEK*	(0.18)	(0.34)	(0.71)	(1.39)
Comprehensive income (loss) for the period	(32,116)	(42,082)	(118,036)	(160,230)

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in July 2017.

FOURTH QUARTER

February 1, 2018 – April 30, 2018

Net sales

Net sales amounted to TSEK 843 compared to TSEK 44 in the fourth quarter the previous year. These consisted of a share of the profits from sales to Russia to the tune of TSEK 783 and sales of supplies of TSEK 60.

Change in inventories of products in progress and finished goods

The change in inventories of products in progress and finished goods amounted to TSEK (1,427) during the quarter compared to TSEK (2,313) in the corresponding quarter the previous year. The outcome derives primarily from impairment of semi-finished products.

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 2,472 compared to TSEK 1,421 in the fourth quarter the previous year. Most of the capitalization comprised Paclical both this year and the previous year.

Operating expenses

Operating expenses, including depreciation, amortization and impairments, were lower than for the corresponding quarter the previous year and amounted to TSEK 30,205 compared to TSEK 36,698 in the fourth quarter the previous year. Last year’s expenses included a bad debt loss of TSEK 5,065 and this is the largest single item explaining the reduction in expenses during the quarter. In addition, the costs for clinical studies were lower this year, as were employee benefit expenses.

The number of employees at the end of the quarter was 58 compared to 66 at the end of the fourth quarter the previous year.

Net loss for the quarter

The net loss after tax was TSEK 32,086 compared to TSEK 42,082 in the fourth quarter the previous year. The improvement was primarily attributable to lower other external costs and to lower employee benefit expenses. Furthermore, net financial items for the quarter involved an improvement, TSEK (4,069) compared to TSEK (4,670) in the fourth quarter the previous year, which is attributable to the on average lower interest-bearing liabilities this year.

The Group’s business activities were not affected by seasonal variation or cyclical effects.

2 Figures within parentheses represent negative amounts.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 7 (20)

THE FINANCIAL YEAR

May 1, 2017 – April 30, 2018

Net sales

Net sales amounted to TSEK 3,169 compared to TSEK 172 the previous year. These consisted of invoiced distribution rights of TSEK 1,595 in connection with the signing of an agreement with the Russian distributor compared to TSEK 0 the previous year, invoiced deliveries of goods to the tune of TSEK 630 compared to TSEK 0 the previous year and a share of the profits to the tune of TSEK 783 stemming from sales of these goods. Sales of supplies comprised TSEK 162 compared to TSEK 172 the previous year.

Change in inventories of products in progress and finished goods

The change in inventories of products in progress and finished goods amounted to TSEK (1,450) during the year compared to TSEK (1,405) the previous year. This derives from consumption in connection with the production of goods sold and from impairment of semi-finished products.

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 9,157 compared to TSEK 7,023 the previous year. Most of the capitalization comprised Paclical both this year and the previous year.

Other operating income

Other operating income amounted to TSEK 1,753, compared to TSEK 420 the previous year. Oasmia has been involved in an ongoing legal dispute for a number of years with a supplier concerning delivery of defective production equipment. An account of this was given in the 2016/2017 Annual Report. This dispute was settled in November 2017 by means of conciliation whereby Oasmia was awarded compensation of TSEK 1,300, which has been recorded as other operating income.

Operating expenses

Operating expenses, including depreciation, amortization and impairments, were lower than for the previous year and amounted to TSEK 116,352 compared to TSEK 146,691 the previous year. The decrease is mainly attributable to lower costs for bad debt losses, clinical studies and employees. The decrease in employee benefit expenses is largely due to the fact that the rationalization programme which was started the previous financial year has had an impact this year.

The number of employees at the end of the year was 58 compared to 66 at the end of the previous year.

Net loss for the year

The net loss after tax was TSEK 118,013 compared to TSEK 160,243 the previous year. The improvement in the net loss was primarily attributable to lower operating expenses, see above, and to higher net sales. Furthermore, net financial items for the year involved an improvement, TSEK (14,289) compared to TSEK (19,762) the previous year, which is attributable to the on average lower interest-bearing liabilities this year.

The Group’s business activities were not affected by seasonal variation or cyclical effects.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 8 (20)

Cash flow and capital expenditure

The cash outflow from operating activities was TSEK 123,634 compared to TSEK 133,011 the previous year. The difference compared to last year is explained primarily by considerably lower operating expenses, which were counteracted to a certain extent, however, by higher interest payments and the negative development of working capital.

The cash outflow from investing activities was TSEK 21,452 compared to an inflow of TSEK 12,038 the previous year. During the previous year short-term investments of TSEK 20,000 were divested, and therefore there was a cash inflow from investments then. These short-term investments were frozen as security for a bank loan that was repaid when the investments were divested. Capital expenditure during the year comprised investments in intangible assets of TSEK 21,037 compared to TSEK 7,445 the previous year and consisted of capitalized development costs of TSEK 9,157 compared to TSEK 7,023 the previous year and of patents of TSEK 11,880 compared to TSEK 422 the previous year. The majority, TSEK 10,550, of this year’s investments in patents comprise acquisitions of new patent rights which extend protection of XR17 by a further 8 years up until 2036. Investments in property plant and equipment were TSEK 415 compared to TSEK 516 the previous year.

Cash inflow from financing activities amounted to TSEK 132,656 compared to TSEK 122,755 the previous year. A new share issue generated a gross amount of TSEK 159,282 for the company while the outflow for issue expenses amounted to TSEK 11,356. Convertible debt instruments of TSEK 42,000 matured during the year and were replaced at maturity by non-negotiable promissory notes. Of this debt, TSEK 39,000 has been repaid while new loans totalling TSEK 3,000 have been taken, see below.

In November 2017 convertible debt instruments of TSEK 28,000 were issued, of which TSEK 21,000 had been paid to the company up until April 30, 2018. Issue expenses of TSEK 470 had been paid by the company at this date.

Financing

Oasmia has a loan of TSEK 102,419 from Nexttobe AB, which up until October 31, 2016 was Oasmia’s second largest shareholder. This loan carries interest of 8.5 percent and had as per April 30, 2018 the maturing date May 30, 2018. However, after closing day the loan has been renegotiated and matures now on July 31, 2018, During the year a binding promise of credit was received to cover repayment of this loan. When this promise of credit was received, 34,838,709 warrants were issued to the parties who had granted the promises of credit. Their market value has been calculated to be TSEK 12,542, and this figure has been included in equity. The warrants mature on August 15, 2019 and can be redeemed in exchange for 34,838,709 shares at a price of SEK 3.10 per share.

In April 2017, 26 convertible debt instruments were issued at a price of TSEK 1,000 each, in total TSEK 26,000. These convertible debt instruments carried interest of 8.5% and matured on April 18, 2018. Upon maturity accrued interest was paid while the principal was replaced by short-term promissory notes which carry interest of 8.5% until maturity on May 31, 2018.

In June 2017 convertible debt instruments of TSEK 42,000 matured, and upon maturity were replaced by non-negotiable promissory notes. Of these promissory notes, TSEK 39,000 was repaid during the year and new promissory notes of TSEK 3,000 were issued. At January 31, there were thus non-negotiable promissory notes of TSEK 6,000 in total carrying 8.5 percent interest and maturing on June 30, 2018.

In order to replace repaid promissory notes, new convertible debt instruments of TSEK 28,000 were issued in November 2017. These instruments consist of 28 convertibles of TSEK 1,000 each. The instruments carry 8.0 percent interest and mature on November 30, 2018 unless there is prior conversion. These convertibles can be converted at a price of SEK 3.10 per share. In the event of full conversion, 9,032,258 new shares would be issued. TSEK 21,000 had been received for these instruments at April 30, 2018. The remaining TSEK 7,000 was received at the beginning of May.

In April 2018, 26 convertible debt instruments were issued at a price of TSEK 1,000 each, in total TSEK 26,000. They carry 8 percent interest and mature on April 22, 2019, unless there is prior conversion. These convertibles can be converted at a price of SEK 4.90 per share. Full conversion would entail the issue of 5,036,122 new shares. At April 30, 2018 the company had not yet received funds for these debt instruments.

Relative to a bond loan, convertible debt instruments provide both the right to receive interest and the opportunity to receive a certain number of shares instead of repayment of the loan. This additional benefit means that the interest rate of the convertible debt instruments is lower than the market interest rate for an equivalent bond loan. The fair value of the benefit Oasmia receives due to the lower interest rate is recorded, after a deduction for issue expenses, directly against equity. The debt component of the convertibles, i.e. excluding the equity component indicated above, is recorded after a deduction for issue expenses at its fair value as a liability in the balance sheet the first time it is recorded. The interest expense is calculated thereafter according to the effective interest method and is charged to the income statement.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 9 (20)

In July 2017 a rights issue was carried out, whereby 50,308,206 shares were issued at a price of SEK 3.25 kronor per share, which generated new equity of TSEK 163,503, minus issue expenses. Of this new equity TSEK 159,282 led to a cash inflow, see “Cash flow and capital expenditure” above. Issue expenses of TSEK 15,500 arose in connection with the new share issue. Of these issue expenses TSEK 11,356 led to a cash outflow, see “Cash flow and capital expenditure” above.

During the year 5,543,182 warrants were issued to the Board and senior management for between SEK 0.17 and SEK 0.22 per warrant, depending on the market value at the time of each individual issue. This has generated an amount of TSEK 1,171 in increased equity for Oasmia.

Outstanding warrants

As of April 30, 2018, the number of outstanding instruments was as follows:

	Number of warrants and convertibles	Maximum number of shares
Warrants which can be converted to three shares	1,280,750	3,842,250
Warrants which can be converted to one share, Board and management	5,543,182	5,543,182
Warrants which can be converted to one share, others	34,979,061	34,979,061
Convertibles	54	14,338,380
Maximum number of shares		58,702,873

These instruments do not entail any dilution effect as of April 30, 2018, but may do so in the future.

Financial position

The consolidated cash and cash equivalents at the end of the year totalled TSEK 15,580 compared to TSEK 28,001 at the end of the fourth quarter the previous year. Interest-bearing liabilities were TSEK 187,260 and consist of a loan from Nexttobe, convertible debt instruments and non-negotiable promissory notes. The corresponding amount the previous year was TSEK 168,726 and consisted of a loan from Nexttobe and convertible debt instruments.

Unutilized bank credit facilities at the end of the year amounted to TSEK 5,000 with a bank compared to TSEK 5,000 at the end of the fourth quarter the previous year and TSEK 40,000 with one of the principal owners, Alceco International S.A., compared to TSEK 40,000 at the end of the fourth quarter the previous year.

At the end of the year equity amounted to TSEK 345, 036 compared to TSEK 300,371 at the end of the fourth quarter the previous year, the equity/assets ratio was 61% compared to 58% at the end of the fourth quarter the previous year and the net debt/equity ratio was 50% compared to 47% at the end of the fourth quarter the previous year.

Future financing

Oasmia has two products approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This work includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows materialize in regions where the company’s products are registered.

The Group’s available cash and cash equivalents and unutilized credit facilities at April 30, 2018 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 10 (20)

Key ratios and other information

	2017/18	2016/17	2017/18	2016/17
	Feb-Apr	Feb-Apr	May-Apr	May-Apr
Number of shares at the end of the year, before and after dilution, in thousands*	176,406	128,620	176,406	128,620
Weighted average number of shares, before and after dilution, in thousands*	176,406	121,905	166,196	115,254
Earnings (loss) per share, before and after dilution, SEK*	(0.18)	(0.34)	(0.71)	(1.39)
Equity per share, SEK*	1.96	2.33	1.96	2.33
Equity/assets ratio, %	61	58	61	58
Net debt, TSEK	171,680	140,724	171,680	140,724
Net debt/equity ratio, %	50	47	50	47
Return on total assets, %	neg	neg	neg	neg
Return on equity, %	neg	neg	neg	neg
Number of employees at the end of the year	58	66	58	66

Definitions

Earnings per share: Income for the period attributable to Parent Company shareholders divided by the weighted average number of shares, before and after dilution, in the period.

Equity per share: Equity attributable to Parent Company shareholders as a ratio of the number of shares at the end of the period.

Equity/assets ratio: Equity as a ratio of total assets.

Net debt: Total borrowings (comprising the balance sheet items liabilities to credit institutions, convertible debt instruments and other borrowings) with deduction of cash, cash equivalents and short-term investments.

Net debt/equity ratio: Net debt as a ratio of equity.

Return on total assets: Income before interest expenses as a percentage of the average balance sheet total.

Return on equity: Income before taxes as a ratio of average equity.

The key ratios found above are generic key ratios often used in analyses and comparisons between different companies. They are therefore given to enable the reader to rapidly and summarily evaluate Oasmia’s financial situation and possibly compare with other companies.

These have been calculated as follows:

	2017/18	2016/17	2017/18	2016/17
Earnings per share	Feb-Apr	Feb-Apr	May-Apr	May-Apr
Income for the year attributable to Parent Company shareholders, TSEK	(32,119)	(42,082)	(118,007)	(160,243)
Weighted average number of shares, before and after dilution, thousand	176,406	121,905	166,196	115,254
Earnings per share, SEK	(0.18)	(0.34)	(0.71)	(1.39)

Equity per share
Equity at the end of the period, TSEK	345,042	300,371	345,042	300,371
Number of shares at the end of the period, thousand	176,406	128,620	176,406	128,620
Equity per share, SEK	1.96	2.33	1.96	2.33

Equity/Assets ratio
Equity at the end of the period, TSEK	345,036	300,371	345,036	300,371
Total assets at the end of the period, TSEK	568,075	521,583	568,075	521,583
Equity/Assets ratio	61%	58%	61%	58%

Net liability, TSEK
Convertible loans	52,841	66,307	52,841	66,307
Other borrowings	134,419	102,419	134,419	102,419
Total borrowings	187,260	168,725	187,260	168,725

Cash and cash equivalents	15,580	28,001	15,580	28,001
Total cash and cash equivalents and short-term investments	15,580	28,001	15,580	28,001
Net liability	171,680	140,724	171,680	140,724

Debt/equity ratio
Net liability, TSEK	171,680	140,724	171,680	140,724
Equity, TSEK	345 ,036	300,371	345,036	300,371
Debt/equity ratio	50%	47%	50%	47%

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in July 2017.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 11 (20)

Financial Statements (Unaudited)

Consolidated income statement

		2017/18		2016/17		2017/18		2016/17
TSEK	Note	Feb-Apr		Feb-Apr		May-Apr		May-Apr
Net sales		843		44		3,169		172
Change in inventories of products in progress and finished goods		(1,427)		(2,313)		(1,450)		(1,405)
Capitalized development costs		2,472		1,421		9,157		7,023
Other operating income		300		134		1,753		420
Raw materials, consumables and goods for resale		(706)		(1,482)		(2,953)		(2,984)
Other external expenses		(15,654)		(19,283)		(60,235)		(79,904)
Employee benefit expenses		(12,560)		(14,836)		(48,371)		(59,295)
Depreciation, amortization and impairment		(1,285)		(1,098)		(4,794)		(4,508)
Operating income (loss)		(28,017)		(37,411)		(103,724)		(140,481)

Financial income		45		4		101		85
Financial expenses		(4,114)		(4,674)		(14,390)		(19,847)
Financial income and expenses, net		(4,069)		(4,670)		(14,289)		(19,762)

Income (loss) before taxes		(32,086)		(42,082)		(118,013)		(160,243)

Taxes	2	-		-		-		-
Income (loss) for the period		(32,086)		(42,082)		(118,013)		(160,243)

Income (loss) for the period attributable to:
Parent Company shareholders		(32,119)		(42,082)		(118,007)		(160,243)
Non-controlling interests		33		-		(6)		-

Earnings (loss) per share, before and after dilution, SEK*		(0.18)		(0.34)		(0.71)		(1.39)

Consolidated statement of comprehensive income

		2017	/18	2016	/17	2017	/18	2016	/17
TSEK	Note	Feb-Apr		Feb-Apr		May-Apr		May-Apr
Income (loss) for the period		(32,086)		(42,082)		(118,013)		(160,243)
Other comprehensive income (loss)
Items that may be subsequently reclassified to the income statement:
Translation differences		(30)		0		(23)		13
Total other comprehensive income (loss)		(30)		0		(23)		13
Comprehensive income (loss) for the period		(32,116)		(42,082)		(118,036)		(160,230)

Comprehensive income (loss) attributable to:
Parent Company shareholders		(32,149)		(42,082)		(118,030)		(160,230)
Non-controlling interests		33		-		(6)		-

Comprehensive earnings (loss) per share, before and after dilution, SEK*		(0.18)		(0.34)		(0.71)		(1.39)

*Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in July 2017.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 12 (20)

Consolidated statement of financial position

TSEK	Note	Apr 30, 2018	Apr 30, 2017
ASSETS
Non-current assets
Property, plant and equipment		15,527	18,368
Capitalized development costs	3	426,079	416,922
Other intangible assets		45,957	36,171
Financial non-current assets		2	2
Total non-current assets		487,565	471,464

Current assets
Inventories	4	9,746	13,685
Accounts receivable		1,578	35
Other current receivables		34,371	1,390
Prepaid expenses and accrued income		19,234	7,008
Cash and cash equivalents		15,580	28,001
Total current assets		80,509	50,119

TOTAL ASSETS		568,075	521,583

EQUITY
Capital and reserves attributable to Parent Company shareholders
Share capital		17,641	11,904
Non-registered share capital		-	706
Other capital provided		1,232,290	1,074,619
Reserves		(29)	(6)
Retained earnings including income (loss) for the year		(904,860)	(786,853)
Equity attributable to Parent Company shareholders		345,042	300,371
Equity attributable to non-controlling interests		(6)	-
Total equity		345,036	300,371

LIABILITIES
Current liabilities
Convertible debt instruments		52,841	66,307
Other short-term borrowings		134,419	102,419
Accounts payable		9,256	20,837
Other current liabilities		3,504	5,356
Accrued expenses and deferred income		23,019	26,294
Total current liabilities		223,039	221,212

Total liabilities		223,039	221,212

TOTAL EQUITY AND LIABILITIES		568,075	521,583

Any contingent liabilities and pledged assets are reported in note 6

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 13 (20)

Consolidated statement of changes in equity

	Attributable to Parent Company shareholders
TSEK	Share capital	Non- registered share capital	Other capital provided	Reserves	Retained earnings incl. income (loss) for the year	Total equity attributable to Parent Company shareholders	Non-controlling interests	Total equity
Opening balance as of May 1, 2016	10,721	0	941,961	(19)	(626,610)	326,053	-	326,053
Income (loss) for the year	-	-	-	-	(160,243)	(160,243)	-	(160,243)
Other comprehensive income (loss)	-	-	-	13	-	13	-	13
Comprehensive income (loss) for the year	0	0	0	13	(160,243)	(160,230)	-	(160,230)
Equity component in issue of convertible debt instruments	-	-	1,152	-	-	1,152	-	1,152
New share issues	1,183	706	135,111	-	-	137,000	-	137,000
Issue expenses	-	-	(3,605)	-	-	(3,605)	-	(3,605)
Closing balance as of April 30, 2017	11,904	706	1,074,619	(6)	(786,853)	300,371	-	300,371

Opening balance as of May 1, 2017	11,904	706	1,074,619	(6)	(786,853)	300,371	-	300,371
Income (loss) for the year	-	-	-	-	(118,007)	(118,007)	(6)	(118,013)
Other comprehensive income (loss)	-	-	-	(23)	-	(23)	-	(23)
Comprehensive income (loss) for the year	0	0	0	(23)	(118,007)	(118,031)	(6)	(118,036)
Warrants	-	-	13,713	-	-	13,713	-	13,713
Equity component in issue of convertible debt instruments	-	-	985	-	-	985	-	985
New share issues	5,737	(706)	158,472	-	-	163,503	-	163,503
Issue expenses	-		(15,500)	-	-	(15,500)	-	(15,500)
Closing balance as of April 30, 2018	17,641	0	1 232,290	(29)	(904,860)	345,042	(6)	345,036

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 14 (20)

Consolidated cash flow statement

	2017/18	2016/17	2017/18	2016/17
TSEK	Feb-Apr	Feb-Apr	May-Apr	May-Apr
Operating activities
Operating income (loss) before financial items	(28,017)	(37,411)	(103,724)	(140,481)
Adjustments for non-cash items	2,911	11,900	6,420	15,310
Interest received	45	4	101	92
Interest paid	(2,327)	(2,201)	(10,126)	(2,515)
Cash flow from operating activities before working capital changes	(27,389)	(27,708)	(107,329)	(127,595)

Change in working capital
Change in inventories	1,055	(2,138)	2,869	(2,783)
Change in accounts receivable	(164)	(72)	(1,543)	(198)
Change in other current receivables	278	(3,018)	335	(3,584)
Change in accounts payable	(1,302)	209	(11,755)	(6,616)
Change in other current liabilities	(1,761)	224	(6,211)	7,764
Cash flow from operating activities	(29,284)	(32,503)	(123,634)	(133,011)

Investing activities
Investments in intangible assets	(2,596)	(1,601)	(21,037)	(7,445)
Investments in property, plant and equipment	(211)	(20)	(415)	(516)
Disposal of short-term investments	-	-	-	20,000
Cash flow from investing activities	(2,807)	(1,622)	(21,452)	12,038

Financing activities
Reduction of liabilities to credit institutions	-	-	-	(20,000)
Borrowings	-	-	3,000	-
Repayments of loans	-	-	(39,000)	-
Convertible debt instruments	-	42,000	21,000	84,000
Repayment of convertible debt instruments	-	(2,000)	-	(2,000)
Warrants	-	-	199	-
New share issues	-	-	159,282	70,000
Issue expenses	-	(1,127)	(11,826)	(9,245)
Cash flow from financing activities	-	38,873	132,656	122,755

Cash flow for the period	(32,091)	4,748	(12,430)	1,782
Exchange rate differences in cash & cash equivalents	16	(2)	10	10
Cash and cash equivalents at beginning of the period	47,655	23,255	28,001	26,208
Cash and cash equivalents at end of the year	15,580	28,001	15,580	28,001

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 15 (20)

Notes to Unaudited Financial Statements

Note 1 Accounting policies etc

This report is presented in accordance with IAS 34, Interim Financial Reporting and the Swedish Securities Market Act. The consolidated accounts are presented in accordance with the International Financial Reporting Standards (IFRS) and interpretations by the International Financial Reporting Interpretations Committee (IFRIC), RFR 1, Supplementary Accounting Rules for Groups and the Swedish Annual Accounts Act. The accounting policies and calculation methods for the Group are unchanged compared to those described in the Annual Report for the financial year May 1, 2016 – April 30, 2017.

New or revised IFRS standards or interpretations by IFRIC that have become effective since May 1, 2017 have not had any effect on Oasmia’s financial reports. Similar to what was the case at the end of the previous financial year, financial instruments’ carrying amounts are the same as fair values with the exception of the loan from Nexttobe and the convertible debt instruments. The fair values of these amount to TSEK 107,279 and TSEK 54,164, respectively. The Group currently has only one operating segment and therefore does not disclose any segment information.

The following new IFRS are expected to impact Oasmia’s financial reporting in future financial years:

IFRS 9 Financial Instruments: This standard came into effect on January 1, 2018, which means that it will be applied by Oasmia as from the 2018/2019 financial year.

IFRS 9 Financial Instruments replaces IAS 39 and covers reporting of financial assets and liabilities. With regard to the classification and measurement of financial instruments, IFRS 9 involves simplifications compared to IAS 39. In order to assess how financial instruments are to be recognized pursuant to IFRS 9, the company should take into account the contractual cash flows and the business model within which the instrument is held.

One effect of IFRS 9, compared to IAS 39, is that credit losses will be recognized earlier. The criteria for hedge accounting have also been changed.

The introduction of this standard is not assessed to have any significant impact on Oasmia’s financial reports.

IFRS 15 Revenue from Contracts with Customers: This standard came into effect on January 1, 2018, and will thus be applied by Oasmia as from the 2018/2019 financial year.

This standard primarily replaces IAS 18 Revenue, which is the standard that has regulated the reporting of revenue so far. The basic principle for when a revenue may be recognized pursuant to IFRS 15 is when the customer can use the goods acquired or can profit from the benefit of a service, while IAS 18 focuses more on when risk is transferred from the vendor to the purchaser. IFRS 15 also requires considerably more disclosures than IAS 18.

When it is introduced, IFRS 15 shall also be applied retroactively to previous periods in accordance with one of the following methods:

•	Complete retroactive application to previous periods.

•	The combined effect of a first application is reported as an adjustment of the opening balance of equity.

Oasmia will probably choose the second method, that is only adjust the opening balance of equity. The impact of this adjustment is estimated to be a reduction of equity of approx. MSEK 1.4, which derives from a different accounting of invoiced distribution rights to Oasmia’s Russian distributor, which has been booked as revenue during the year. during the year

IFRS 16 Leasing: This standard comes into effect on January 1, 2019, which means that it will be applied by Oasmia as from the 2019/2020 financial year.

IFRS 16 requires the lessee to report, at the beginning of the leasing agreement, the right to use the leased assets in the balance sheet and at the same time a lease liability is to be reported. For Oasmia this will primarily mean that the rental agreements now reported as operational leasing agreements will be recognized in the balance sheet. The assets will be amortized during the time they are used and leasing rates will be reported both as the payment of instalments on the leasing liability and as an interest expense in the income statement.

The leasing liability may also be reassessed during the term of the lease under certain circumstances, for example if modifications are made to the lease.

There will be two exceptions, however. Leased assets of low value and short-term leasing (for a period of no more than twelve months) will be exempt from the obligation to capitalize the right of use and to enter the expected leasing payments as a liability.

It is estimated that the balance sheet total will consequently increase by approximately MSEK 20-25. It will also mean that expenses of approximately MSEK 6-7 per year, which are now reported in the income statement under Other external expenses, will be reported as either as depreciation or as interest expenses.

Note 2 Taxes

The Group has accumulated losses carried forward, related to previous years and this financial year, amounting to TSEK 1,008,934 compared to TSEK 877,117 at the end of the previous financial year. There are currently no sufficiently convincing reasons to assume that tax losses carried forward can be utilized against future profits and therefore no deferred tax asset has been considered in the balance sheet.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 16 (20)

Note 3 Capitalized development costs

Oasmia capitalizes development costs consisting of the company’s investments in clinical phase III trials for the product candidates Paclical and Paccal Vet. The accumulated assets per product candidate are disclosed below.

TSEK	Apr 30, 2018	Apr 30, 2017
Paclical	316,671	307,647
Paccal Vet	109,408	109,275
Total	426,079	416,922

Note 4 Inventories

TSEK	Apr 30, 2018	Apr 30, 2017
Acquisition value

Raw materials and consumables	3,092	5,581
Products in progress	6,653	8,104
Finished products	0	0
Total	9,745	13,685

Goods have been expensed or written down as follows:

	2017/18	2016/17
TSEK	May-Apr	May-Apr
Goods expensed	-	-
Goods written down	1,069	5,736

Note 5 Transactions with related parties

At April 30, 2018, Oasmia had a credit facility of TSEK 40,000, compared to TSEK 40,000 at the end of the fourth quarter the previous year, provided by one of the company’s largest shareholders, Alceco International S.A. The interest rate on utilized credit is 5 percent. As of April 30, 2018, it was completely unutilized, which was also the case as of April 30, 2017.

Ardenia Investment Ltd, which is equally controlled by Oasmia’s founders Bo Cederstrand and Julian Aleksov, is registered as the applicant for and the holder of the underlying patents for Oasmia’s business. Pursuant to an agreement between Ardenia and Oasmia, the rights to these patents have been transferred to Oasmia. Ardenia re-charged Oasmia for administrative expenses for these patents during the period. The amount invoiced was TSEK 1,524 compared to TSEK 1,371 in the corresponding period the previous year. New patent rights extending protection of XR17 by a further 8 years until 2036 were acquired during the period for TSEK 10,550.

After the rights issue carried out in July 2017, Arwidsro Investment AB is Oasmia’s largest shareholder. In connection with the rights issue Arwidsro guaranteed a certain amount and thus received a guarantee commission of TSEK 4,490. During the year Arwidsro also received 24,193,548 warrants with a carrying amount of TSEK 8,710 as compensation for a promise of credit.

During the year a shareholders’ contribution was provided to the wholly owned subsidiary Oasmia Incentive AB (formerly Oasmia Animal Health AB). This comprised 5,543,182 warrants. The carrying amount was TSEK 1,171. These warrants have been sold by Oasmia Incentive AB to Oasmia Pharmaceutical AB’s Board and management in accordance with the resolution adopted at an Extraordinary General Meeting on July 2, 2017 regarding the issue of warrants.

No other material transactions with related parties occurred during the period beyond remuneration provided to members of the Board and employees.

Note 6 Contingent liabilities and pledged assets

The Parent Company has issued a floating charge of TSEK 8,000 to a bank as security for an overdraft facility of TSEK 5,000, and as the limit for a foreign currency derivative of TSEK 3,000.

During the financial year 2016/17 warrants were issued in programmes for the Board and management. As these were invalid, however, an Extraordinary General Meeting on June 2, 2017 adopted a resolution whereby these programmes were cancelled. A possible consequence of the programmes being invalid and cancelled could be that the company’s income statement is negatively impacted. However, it is difficult to estimate or determine the sum total of this eventuality. This disclosure is therefore made without specifying any impact on the income statement.

The Parent Company has given a guarantee to a former employee regarding any costs stemming from employment at Oasmia that might later affect the employee.

A claim has been filed against Oasmia by one of its suppliers which the company has contested in its entirety. It is difficult to evaluate a likely outcome or cost as a result of the claim. The best assessment of the Board and management is that the company might be impacted by a cost amounting to approximately MSEK 10 in the event of a negative outcome of a potential legal dispute.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 17 (20)

Note 7 Risk factors

The Group is subjected to a number of different risks through its business. By creating awareness of the risks involved in the business these risks can be limited, controlled and managed at the same time as business opportunities can be utilized to increase earnings. The risks to Oasmia’s business activities are described in the Annual Report for the financial year May 1, 2016 – April 30, 2017. No further risks have occurred during the year.

Note 8 Future financing

Oasmia has two products approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This work includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows materialize in regions where the company’s products are registered.

The Group’s available cash and cash equivalents and unutilized credit facilities at April 30, 2018 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 18 (20)

The Board of Directors and the CEO of Oasmia Pharmaceutical AB certify that this interim report gives a fair view of the Group’s activities, position and results and describes essential risks and uncertainty factors that the Group face.

Uppsala, June 7, 2018

Julian Aleksov, Executive Chairman	Bo Cederstrand, Member of the Board
Alexander Kotsinas, Member of the Board	Lars Bergkvist, Member of the Board
Per Langö, Member of the Board	Mikael Asp, CEO

This information is information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Swedish Securities Market Act. The information was submitted for publication, through the agency of the contact person set out below, at 08:30 CET on June 8, 2018.

Dividend

The Board of Directors does not intend to propose any dividends for the financial year May 1, 2017 – April 30, 2018.

Annual Report

The Annual Report will be published on August 24, 2018 and will be available on the company website www.oasmia.com. The Annual Report may also be requested from Oasmia Pharmaceutical AB by phone +46 18 50 54 40 or by e-mail info@oasmia.com

Annual General Meeting

The Annual General Meeting will be held on September 25, 2018 in the company offices in Uppsala. A notice for the Meeting is distributed four weeks before the Meeting at the latest. For more information, see the company website www.oasmia.se

COMPANY INFORMATION

Oasmia Pharmaceutical AB (publ)

Corp. reg. no. 556332-6676

Domicile: Stockholm

Address and telephone number of the main office

Vallongatan 1, 752 28 UPPSALA, SWEDEN

Phone: +46 18-50 54 40, www.oasmia.com, E-mail: info@oasmia.com

Questions concerning this report should be addressed to:

Mikael Asp, CEO, Phone: +46 18-50 54 40, E-mail: mikael.asp@oasmia.com

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 19 (20)

FUTURE REPORT DATES

Annual report May 2017 – April 2018	August 24, 2018
Interim report May 2018 – July 2018	August 31, 2018
Annual report 20-F May 2017 – April 2018	August 31, 2018
Interim report May 2018 – October 2018	November 30, 2018
Interim report May 2018 – January 2019	March 1, 2019
Year-end report May 2018 – April 2019	June 5, 2019

Oasmia Pharmaceutical AB (publ) – Year-end report May 2017 – April 2018 20 (20)

Key figures in USD (additional information)

Solely for the convenience of the reader, some key figures have been translated into USD as additional information for shareholders in the U.S. It is not the official report in the functional currency of Oasmia, which is SEK. Swedish krona has been translated into U.S. dollars at the closing rate as per April 30, 2018 which was 8.763 SEK per one USD (source: Federal Reserve Bank of New York). This rate has been used for conversion of currency for all figures including those from previous periods.

	2017/18	2016/17
$ thousand if nothing else is stated	May-Apr	May-Apr

Key ratios and other information
Number of shares at the end of the period, before and after dilution, in thousands	176,406	128,620
Weighted average number of shares, before and after dilution, in thousands	166,196	115,254
Earnings (loss) per share, before and after dilution, in $	(0.08)	(0.16)
Equity per share, $	0.22	0.27
Equity/Assets ratio, %	61	58
Net debt	19,591	16,059
Net debt/Equity ratio, %	50	47
Number of employees at the end of the period	58	66

Consolidated income statement in brief
Net sales	362	20
Capitalized development cost	1,045	801
Operating income (loss)	(11,837)	(16,031)
Financial income and expenses - net	(1,631)	(2,255)
Income (loss) before taxes	(13,467)	(18,286)
Income (loss) for the period	(13,467)	(18,286)
Comprehensive income (loss) for the period	(13,470)	(18,285)

Consolidated statement of financial position in brief
Total non-current assets	55,639	53,802
Total current assets	9,187	5,719
Total assets	64,827	59,521
Total equity	39,374	34,277
Total current liabilities	25,452	25,244
Total liabilities	25,452	25,244
Total equity and liabilities	64,827	59,521

Consolidated cash flow statement in brief
Operating income (loss) before financial items	(11,837)	(16,031)
Cash flow from operating activities before changes in working capital	(12,248)	(14,561)
Cash flow from operating activities	(14,109)	(15,179)
Cash flow from investing activities	(2,448)	1,374
Cash flow from financing activities	15,138	14,008
Cash flow for the period	(1,419)	203
Cash and cash equivalents at end of the period	1,778	3,195